SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

LEO MOTORS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)

526362108

  (CUSIP Number)

Jung Yong Lee
Leo Motors, Inc.
291-1 Hasangok-Dong
Hanam City, Gyeonggi-Do, 465-250
+82 31 796 8870

With Copies To:

Darrin Ocasio, Esq.
Timothy O’Brien, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

2/8/2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 526362108	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Jung Yong Lee
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Korea
7	SOLE VOTING POWER

5,500,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	5,500,000
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,500,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.83%*
14	TYPE OF REPORTING PERSON

IN
 * Represents 5,500,000 of the Issuer’s common stock that are owned directly by the Mr. Lee,

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Leo Motors, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 291-1, Hasangok-dong, Hanam City, Gyeonggi-do, Republic of Korea.

Item 2. Identity and Background.

(a)           Jung Yong Lee is an individual (the “Reporting Person”).

(b)           The business address of Mr. Lee is 291-1, Hasangok-dong, Hanam City, Gyeonggi-do, Republic of Korea.

(c)           Mr. Lee is the Co-Ceo, Co-President and director of the Issuer.

(d)           Mr. Lee has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. Lee has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Lee is a citizen of the Republic of Korea.

Item 3. Source and Amount of Funds or Other Consideration.

Jung Yong Lee

On February 9, 2009, the Issuer issued, directly to Mr. Lee, 3,000,000 shares of the Issuer’s common stock as compensation.

On February 8, 2010, the Issuer issued, directly to Mr. Lee, 500,000 shares of the Issuer’s common stock as compensation.

On March 10, 2011, a third-party transferred, directly to Mr. Lee, 2,000,000 shares of the Issuer’s common stock.

On March 10, 2011, a third-party transferred, directly to Mr. Lee, 1,000,000 shares of the Issuer’s common stock.

On June 20, 2012, the Issuer issued, directly to Mr. Lee, 2,000,000 shares of the Issuer’s common stock as compensation.

On November 30, 2012, Mr. Lee transferred 3,000,000 shares of the Issuer’s common stock to a third-party.

Item 4. Purpose of Transaction.

The shares acquired by the Reporting Persons were issued for the purpose of acquiring an interest in the Issuer, notwithstanding the Reporting Person’s role as an executive and director of the Issuer.

Item 5. Interest in Securities of the Issuer.

Mr. Lee may be deemed to be the beneficial  owner of  5,500,000 shares of the Issuer’s common stock, which constitutes approximately 9.83%  of  the 55,935,615 shares of the Common Stock outstanding on March 13, 2013.

Other than the acquisition of the shares reported herein, the Reporting Persons have effected no transactions in the shares of the Issuer during the past 60 days.

No persons other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

Other than as set forth above, Mr. Lee is not the beneficial owners of any other shares of the Issuer’s common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Jung Yong Lee

April 9, 2013	By:	/s/ Jung Yong Lee
Name: Jung Yong Lee